MAXCLEAN HOLDINGS LTD.

88 Yu Feng Road
Shuo Fang Town, New District
Wuxi City, Jiangsu Province
P.R. China

                                September 20, 2012

Via E-mail

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd. Registration Statement on Form F-1 Filed on September 17, 2012 File No. 333-183624

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 19, 2012, addressed to Mr. Wong Siu Hong, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form F-1 filed on Edgar on September 17, 2012 (the “F-1”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Liquidity, pages 7 and 33

1. You disclose that your net current liabilities have decreased since December 31, 2011 whereas they actually have significantly increased. In this regard, we note that the December 31, 2011 net current liabilities balance is RMB 9,880,639 per page F-4, not RMB 19 million. Also, please delete the reference to “cash generated from business operations and renewed bank loans” as a source of liquidity given that renewed loans provide no additional cash flow and you have never generated operating cash flow and that the adverse trend is expected to continue (page 47). Further, given that your July 31, 2012 cash balance is significantly less than your operating cash flow deficits, please state, if true, that you will require additional borrowings in order to continue your operations. Conforming changes should also be provided on pages 9 and 47.

Response:

We have revised the disclosure in the amended F-1. Please see page 7, 9, 33 and 47 in the amended F-1.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosures made in the F-1.

Please contact me at 86.158.5276.9058 if you have any questions regarding our response.

Sincerely,

Maxclean Holding Ltd.

By:	/s/ Wong Siu Hong
Wong Siu Hong
Chief Executive Office